UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated July 6, 2020 titled “Arcos Dorados Announces Stock Dividend Payment”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: July 6, 2020

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS ANNOUNCES STOCK DIVIDEND PAYMENT

Montevideo, Uruguay, July 6, 2020 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today announced that it will distribute a stock dividend in lieu of the two remaining cash dividend payments for 2020.

In order to continue prioritizing the Company’s cash position during the unprecedented COVID-19 pandemic, on July 6, 2020, the Board of Directors cancelled the two remaining cash dividend payments of US$0.03 cents per share each, scheduled for August 13 and December 10, 2020.

Maintaining its commitment to provide shareholders an additional return in 2020, also on July 6, the Board of Directors approved a stock dividend distribution to all Class A and Class B shareholders. On August 12, 2020, the Company will distribute a dividend of one (1) share for every seventy-five (75) shares held by its shareholders of record at the close of business on August 3, 2020. The Company will pay cash in lieu of fractional shares and will use the Class A Shares’ closing price on the New York Stock Exchange on July 31, 2020 to calculate the cash payment.

Investor Relations Contact	Media Contact
Dan Schleiniger	David Grinberg
VP of Investor Relations	VP of Corporate Communications
Arcos Dorados	Arcos Dorados
daniel.schleiniger@ar.mcd.com	david.grinberg@ar.mcd.com

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with almost 2,300 restaurants, operated by the Company or by its sub-franchisees, that together employ over 100 thousand people (as of 12/31/2019). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Scale for Good to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir